EXHIBIT 99.2







                                Banro Corporation
                                Consolidated Financial Statements
                                For the years ended December 31, 2002 and 2001 (Expressed in U.S. dollars)

                                Banro Corporation
                                Consolidated Financial Statements
                                For the years ended
                                December 31, 2002 and 2001
                                (Expressed in U.S. dollars)







                                            Contents
================================================================================

Auditors' Report                                                               2

Consolidated Financial Statements

        Balance Sheets                                                         3

        Statements of Operations and Deficit                                   4

        Statements of Cash Flows                                               5

        Summary of Significant Accounting Policies                           6-8

        Notes to Financial Statements                                       9-18

================================================================================
                                                                Auditors' Report
--------------------------------------------------------------------------------



To the Shareholders of
Banro Corporation

We have audited the consolidated balance sheet of Banro Corporation as at December 31, 2002 and the consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles.

The financial statements for the year ended December 31, 2001 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated March 8, 2002.

(Signed )BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
February 20, 2003 (Except for Note 10, which is as at May 8, 2003)

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================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)

December 31                                                 2002           2001
--------------------------------------------------------------------------------

Assets
Current
   Cash                                             $  1,228,005   $     14,537
   Accounts receivable and other assets                   40,571          3,734
   Amounts due from related parties (Note 7)             317,108        189,856
                                                    ---------------------------
                                                       1,585,684        208,127
Accounts receivable                                            -        313,099
Note receivable (Note 2)                                 208,000        200,000
Investment (Note 3)                                      930,673        437,638
Property, plant and equipment (Note 4)                   111,619        171,850
                                                    $  2,835,976   $  1,330,714
                                                    ---------------------------

                                                    $  2,835,976   $  1,330,714
================================================================================

Liabilities and Shareholders' Equity

Current
   Accounts payable                                 $     80,902   $    381,730
   Amount due to related party (Note 7)                    4,912              -
                                                    ---------------------------
                                                          85,814        381,730
                                                    ---------------------------

Shareholders' equity
   Share capital (Note 6)                             39,173,793     35,996,713
   Stock options                                          29,816              -
   Deficit                                           (36,453,447)   (35,047,729)
                                                    ---------------------------
                                                       2,750,162        948,984
                                                    ---------------------------
                                                    $  2,835,976   $  1,330,714
================================================================================


On behalf of the Board:



(Signed) Arnold T. Kondrat      Director
--------------------------


(Signed) Richard J. Lachcik     Director
---------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

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================================================================================
                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)

For the years ended December 31                             2002           2001
--------------------------------------------------------------------------------

Expenses
   Professional fees                                $    234,588   $    354,201
   Consulting fees                                       356,458        141,874
   Office and sundry                                     127,515        116,782
   Salaries                                              185,175         67,319
   Travel and promotion                                  262,340         55,491
   Shareholder relations                                  83,115         42,822
   Management fees                                        10,286         12,028
   Interest and bank charges                               2,532          1,811
   Accounting and secretarial fees                           818          1,244
   Amortization                                           49,857         64,741
   Foreign exchange loss                                  55,028          3,935
                                                    ---------------------------

                                                      (1,367,712)      (862,248)

Interest and miscellaneous income earned                  29,461          4,876
                                                    ---------------------------

Loss from operations                                  (1,338,251)      (857,372)

Equity share of loss of BRC Development Corporation      (56,821)       (63,266)

Loss on disposition of assets                            (10,646)             -
                                                    ---------------------------

Loss for the year                                     (1,405,718)      (920,638)

Deficit, beginning of year                           (35,047,729)   (34,127,091)
                                                    ---------------------------

Deficit, end of year                                $(36,453,447)  $(35,047,729)
================================================================================

Loss per share (Note 6(e))                          $      (0.15)  $      (0.15)
================================================================================







The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

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================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)

For the years ended December 31                             2002           2001
--------------------------------------------------------------------------------

Cash was provided by (used in)

Operating Activities
   Loss for the year                                $ (1,405,718)  $   (920,638)
   Adjustments to reconcile loss to net cash
     provided by operating activities
        Equity loss                                       56,821         63,266
        Value of options issued (Note 6(d))               33,705              -
        Loss on disposition of assets                     10,646              -
        Amortization                                      49,857         64,741
        Interest capitalized                              (8,000)             -
        Changes in non-cash working capital balances
           Accounts receivable                           276,262       (142,003)
           Accounts payable                             (300,828)       291,016
                                                    ---------------------------
                                                      (1,287,255)      (643,618)

Investing activities
   Acquisition of property, plant and equipment          (22,232)       (10,348)
   Disposition of property, plant and equipment           21,960              -
   Investment in BRC Development                        (549,856)             -
                                                    ---------------------------
                                                        (550,128)       (10,348)

Financing activities
   Due to/from related parties                          (122,340)      (242,186)
   Common shares and warrants issued for cash          3,173,191        718,701
                                                    ---------------------------

                                                       3,050,851        476,515
                                                    ---------------------------

Net increase (decrease) in cash during the year        1,213,468       (177,451)

Cash, beginning of year                                   14,537        191,988
                                                    ---------------------------

Cash, end of year                                   $  1,228,005   $     14,537
================================================================================






The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

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                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

Nature of Business  Banro Corporation's (the "Company") business focus is in the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo").

Principles of       The consolidated  financial  statements include the accounts
  Consolidation     of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its 93% owned subsidiary, Societe Aurifere du Kivu et du Maniema S.A.R.L.
                    (Sakima), in the Congo. The Congolese government holds the remaining 7% ownership interest of Sakima.

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long term investments are accounted for using the cost method.

Property, plant     Property   plant  and   equipment   is   recorded  at  cost.
  and equipment     Amortization is recorded as follows:

                    Office furniture and fixtures    20% declining balance basis
                    Office equipment                 Straight line over four
                                                     years
                    Leasehold improvements           Straight line over five
                                                     years
                    Aircraft                         25% declining balance basis

Foreign Currency    These  consolidated  financial  statements  are expressed in
  Translation       United States dollars. For integrated  operations,  monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

                    For the self-sustaining operation, all assets and liabilities are translated at spot rates of exchange and revenue and expense items are translated at historical exchange rates in effect on the dates of the transactions. Currency translation adjustments are disclosed as a separate component of shareholders' equity. There was no cumulative translation adjustment at year end. Realized exchange gains and losses are included in the consolidated statements of operations.

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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

Deferred            Exploration costs relating to mineral  properties and rights
  Exploration       are  deferred  and  carried as an asset until the results of
  Expenditures      the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has one stock  option plan which is described in
                    Note 6(d).  The Company has elected to follow the  intrinsic method of accounting for stock options granted to directors, officers and employees  whereby no  compensation  expense is recorded in the financial statements. Any consideration paid by  directors,  officers and  employees on exercise of stock options or purchases of shares is credited to share capital.
                    However,  additional disclosure of the effects of accounting for  stock-based  compensation  to  directors,  officers and employees  as  compensation  expense,  using the fair  value method, is disclosed as pro-forma information.  Compensation
                    expense  on  stock  options  granted  to   non-employees  is
                    recorded as an expense in the period the options are vested using the fair value method.

Financial           Unless otherwise noted, it is management's  opinion that the
  Instruments       company is not exposed to significant interest,  currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    The  preparation  of  consolidated  financial  statements in
                    conformity  with  Canadian  generally  accepted   accounting
                    principles   requires   management  to  make  estimates  and
                    assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

1.   Interest in Sakima
--   ------------------

     On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputes the validity of the Congolese government actions and is vigourously pursuing resolution of the disputes through legal procedures.

     On April 19, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30year mining convention. The government of the Congo retains 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

     The major components relating to Sakima included in the consolidated balance sheet are as follows:

                                                             2002           2001
                                                        ------------------------

      Current assets                                    $  34,031    $  315,838
      Current liabilities                                       -       (30,970)
                                                        ------------------------
      Net assets                                        $  34,031    $  284,868
                                                        ========================

     As at December 31, 2002, the minority interest's share of loss exceeded its share of net assets by approximately $319,000 (December 31, 2001 - $316,000).
--------------------------------------------------------------------------------

2.   Note Receivable
--   ---------------

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at December 31, 2002 of $85,492 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

3.   Investment
--   ----------

     The Company owns 3,500,000 common shares, representing 43.75% equity interest, in BRC Development Corporation (BRC) with a quoted market value of approximately $333,000 (2001 -2,000,000 common shares representing a 31% equity interest with a quoted market value of $314,000). On November 29, 2002 the Company acquired, by way of private placement 1,500,000 common shares of BRC at a price of Cdn. $0.20 per share.

     BRC is a corporation formed under the laws of the Province of Ontario whose principal business is the acquisition and exploration of mineral properties in Canada.

     The Company's investment in BRC is summarized as follows: 2002 2001

                                                             2002           2001
                                                        ------------------------

      Equity investment, beginning of year              $ 367,024    $  430,290
      Acquisition of 1,500,000 common shares              192,765             -
      Equity share of loss                                (56,821)      (63,266)
                                                        ------------------------

      Equity investment, end of year                      502,968       367,024
      Amount due from BRC (see Note 10)                   427,705        70,614
                                                        ------------------------
                                                        $ 930,673    $  437,638
                                                        ========================

     The amount due from BRC is unsecured, non-interest bearing and is due on demand.

     BRC's summarized audited balance sheet and income statement for the year ended December 31, 2002 and 2001, converted to US$ at the year end rate of exchange, is as follows: 2002 2001

                                                             2002           2001
                                                       -------------------------
       Assets
         Current assets                                $  596,069    $   91,386
         Investment                                       791,905       784,285
         Mineral properties                               240,455       260,750
         Property, plant and equipment                     76,109       103,643
                                                       -------------------------
                                                        1,704,538     1,240,064
                                                       -------------------------
       Liabilities                                        577,582       138,065
                                                       -------------------------
       Net equity                                      $1,126,956    $1,101,999
                                                       =========================

       Income Statement
         Revenue                                       $       10    $       91
         Expenses                                        (150,667)     (199,974)
         Write-off of mineral claims                      (25,263)            -
                                                       -------------------------

       Net loss                                        $ (175,920)   $ (199,883)
                                                       =========================

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment
--   -----------------------------

                                                        Accumulated     Net Book
     2002                                        Cost   Amortization       Value
     Office furniture and fixtures         $   18,254   $    10,775   $   7,479
     Office equipment                         103,019        57,039      45,980
     Leasehold improvements                   105,746        47,586      58,160
                                           -------------------------------------
                                           $  227,019   $   115,400   $ 111,619
                                           =====================================

                                                        Accumulated     Net Book
     2001                                        Cost   Amortization       Value
     Office furniture and fixtures         $   33,721   $    25,913   $   7,808
     Office equipment                         119,969        72,334      47,635
     Leasehold improvements                   105,746        26,437      79,309
     Aircraft                                 120,000        82,902      37,098
                                           -------------------------------------
                                           $  379,436   $   207,586   $ 171,850
                                           =====================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures and Mineral Rights
--   ----------------------------------------------------

                                                                      Cumulative
                                                                            from
                                                                    Inception in
                                                                      April 1994
      Deferred Exploration
      Exploration cost                                             $ 16,158,080
      Amortization                                                       30,581
                                                                   -------------

      Net expenditure                                                16,188,931
      Effect of exchange rate changes                                     2,511
                                                                   -------------

      Write-off                                                      16,191,442
                                                                    (16,191,442)
                                                                   -------------

      Balance, end of year                                         $          -
                                                                   =============

      Mineral Rights
      Mineral rights                                               $  9,681,194
      Write-off                                                      (9,681,194)
                                                                   -------------

      Balance, end of year                                         $          -
                                                                   =============

Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures were written off in 2000. For the years ended December 31, 2002 and 2001, the Company has not capitalized any costs related to the Congo mineral properties.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital
--   -------------

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital - Common Shares

                                             2002                             2001
                                   -------------------------      -------------------------
                                     Number of                       Number of
                                        Shares       Amount             Shares       Amount

     Balance,
        beginning of year            7,472,844 $ 35,996,713         15,671,181 $ 35,278,012
     Share consolidation                     -            -        (10,448,337)           -
     Exercise of stock options          38,750       22,710                  -            -
     Exercise of warrants              425,000      125,502            (33,721)           -
     Issued during the year          1,950,000    3,028,868          2,250,000      718,701
                                   -------------------------      -------------------------
     Balance, end of year            9,886,594 $ 39,173,793          7,439,123 $ 35,996,713
                                   =========================      =========================


     (i) In January 2001 the Company consolidated its shares on a one for three basis.

     (ii) In March 2001 the Company completed a private placement of 1,200,000 common shares at a price of Cdn. $0.50 per share for cash proceeds of Cdn. $600,000 (US $390,092) of which 600,000 common shares were purchased by a director of the Company.

     (iii)On October 15, 2001, the Company completed an arm's-length private placement of 300,000 units of the Company at a price of Cdn. $0.35 per unit for cash proceeds of Cdn. $105,000 (US $66,964). Each unit consists of one common share of the Company and one non-transferable warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.40 until October 15, 2003.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital - (Continued)
--   ---------------------------

     (iv) On November 20, 2001, the Company completed a non-brokered arm's length private placement of 350,000 common shares of the Company at a price of Cdn. $0.50 per share for cash proceeds of Cdn. $175,000 (US $109,718).

     (v) On December 13, 2001, the Company completed an arm's length private placement of 400,000 units of the Company at a price of Cdn. $0.60 per unit for cash proceeds of Cdn. $240,000 (US $151,927). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.70 until December 13, 2003. All 400,000 units were purchased by a director of the Company.

     (vi) On January 24, 2002, the Company issued by way of private placement 350,000 units of the Company at a price of Cdn. $0.70 per unit for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 for a period of two years.

     (vii)On March 25, 2002, the Company completed a non-brokered arm's length private placement of 500,000 common shares of the Company at a price of Cdn. $1.30 per share for cash proceeds of Cdn. $650,000 (US $408,703).

     (viii) On April 22, 2002, the Company completed a non-brokered arm's length private placement of 100,000 units of the Company at a price of Cdn. $1.50 per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 for a period of two years.

     (ix) On May 21, 2002, the Company completed a non-brokered arm's length private placement of 1,000,000 common shares of the Company at a price of Cdn. $3.65 per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital - (Continued)
--   ---------------------------

     (c)  Warrants

          The following is a summary of the continuity of warrants for the years ended December 31, 2002 and 2001.

                                                                       Number of
                                                                        warrants

           Balance, January 1, 2001                                     125,000
           Issued during 2001                                           700,000
                                                                     -----------

           Balance, December 31, 2001                                   825,000
           Exercised during 2002                                       (425,000)
           Issued during 2002 (Note 6(b)(vi)(viii))                     450,000
                                                                     -----------

           Balance, December 31, 2002                                   850,000
                                                                     ===========

          The following table summarizes information about warrants outstanding at December 31, 2002:

                                         Warrants Outstanding and Exercisable
                                      ------------------------------------------
                                                        Exercise
                                           Number          Price          Expiry
          Date of Grant               Outstanding         Cdn. $            Date

          12/13/01                        400,000       $   0.70        12/13/03
          01/24/02                        350,000           0.80        01/24/04
          04/22/02                        100,000           1.80        04/22/04
                                      --------------------------
                                          850,000       $   0.87
                                      ==========================

     (d)  Stock Options

          In January 2001, the Company's 1995 and 1996 Stock Option Plans were terminated and a new 2001 Stock Option Plan was established. Under the 2001 Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at December 31, 2002 the Company had 744,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $0.82 per share, expiring at various dates between January 2004 and January 2007.

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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

6.   Share Capital - (Continued)
--   ---------------------------

     (d)  Stock Options - (Continued)

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at December 31, 2001:

                                    Options Outstanding and Exercisable
                             ---------------------------------------------------

                         Number    Options     Options      Number     Options
                      Outstand-    Granted   Exercised   Outstand-    Exercis-    Exercise
          Date of        ing at     During  Expired or      ing at     able at       Price      Expiry
            Grant        1/1/02   the Year   Forfeited    12/32/02    12/31/02      Cdn. $        Date
          01/31/01      465,000          -      68,750     396,250     396,250    $   0.60    01/31/04
          01/31/01       40,000          -      10,000      30,000      30,000        1.00    01/31/04
          10/12/01       40,000          -           -      40,000      30,000        0.60    10/12/04
          01/08/02            -    233,000      10,000     223,000     106,500        0.80    01/08/07
          04/03/02            -     25,000           -      25,000      12,500        1.70    04/03/04
          04/26/02            -     30,000           -      30,000      15,000        3.30    04/26/04
                      --------------------------------------------------------
                        545,000    288,000      88,750     744,250     590,250
                      ========================================================

          The weighted average grant-date fair value of 178,000 stock options granted to employees, directors and officers during 2002 was $58,822. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, the loss for the year would be $1,464,540 and the loss per share would be $0.16.

          During 2002 the Company issued a total of 110,000 stock options to consultants and other service providers, of which 10,000 were exercised on January 26, 2002 and 45,000 were exercisable as at December 31, 2002. The weighted average grant-date fair value of these vested stock options was $33,705. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.54%
          (ii) expected volatility: 124%
          (iii) expected life: 4.38 years
          (iv) expected dividends: $Nil

     (e)  Loss per Share

          Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2002, amounting to 9,183,681 (2001 - 6,327,091) common shares.

          Fully diluted earnings per share has not been presented since the exercise of the options and warrants would be anti-dilutive.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

7.   Related Party Transactions
--   --------------------------

     Amounts due from Related Parties

     The amounts primarily represent advances of $215,725 (2001 -$26,983) due from a company whose director and shareholder is a director of the Company and from BRC and it's investee company and advances of $101,393 (2001 -$139,281) to employees of the Company. All amounts due from related parties are unsecured, non-interest bearing and repayable upon demand.

     Amounts due to Related Parties

     At December 31, 2002 an amount of $4,912 was due to a director and officer of the Company. This amount is unsecured, non-interest bearing and payable upon demand.

     Management, Directors, General and Accounting Fees

     Management fees of $10,286 (2001 - $12,000) were paid to an officer of the Company.

     The Company's share of general expenses amounting to $53,986 ( 2001 -$54,912) were paid or payable to a corporation that is wholly owned by a director of the Company.

     Accounting fees of $814 (2001 - $1,244) were paid to an officer of the Company.

     Legal fees of $98,442 (2001 -$56,679) were paid to a law firm whose two partners are also directors of the Company.

     These transactions are in the normal course of operations and are measured at the exchange value.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

8.   Income Taxes
--   ------------

     The Company's income tax provision (recovery) for the year ended December 31, 2002 has been calculated as follows:

                                                           2002         2001
                                                    ----------------------------
     Net loss for the year                          $ (1,405,718)    $ (920,638)
                                                    ----------------------------
     Combined federal and provincial tax rates             38.62%         41.74%

     Income tax recovery at Canadian federal
       and provincial statutory rates                   (542,888)      (384,292)
     Effect of income tax rates of other
        jurisdictions compared to Canadian rates               -         (3,741)
     Losses of subsidiaries not taken for tax             10,295              -
     Non-deductible amounts expensed                      43,487         75,165
     Losses expired                                      123,438              -
     Change in tax rate                                  307,381              -
     Change in valuation allowance                        58,287        312,868
                                                    ----------------------------
     Net future income tax asset recorded           $          -     $        -
                                                    ============================

     The Company's future income tax assets and liabilities at December 31, 2002 are summarized as follows:

     Property plant and equipment                   $     20,169     $   14,461
     Non-capital losses carried forward                2,314,795      2,262,216
                                                    ----------------------------

     Net future tax asset before valuation allowance   2,334,964      2,276,677
     Valuation allowance                              (2,334,964)    (2,276,677)
                                                    ----------------------------
     Net future tax asset                           $          -     $        -
                                                    ============================

     As at December 31, 2002, the Company has available tax losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these losses is provided below. These losses will expire as follows:

               2003                     $ 1,039,268
               2004                         456,133
               2005                       1,071,946
               2006                         536,939
               2007                       1,307,224
               2008                         696,048
               2009                       1,213,566
                                        -----------
                                        $ 6,321,124
                                        ===========

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

December 31, 2002
--------------------------------------------------------------------------------

8.   Income Taxes - (Continued)
--   --------------------------

     A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not. In addition the Company had capital losses of $23,387,988 (2001 -$23,274,168) which could be used to offset capital gains in future tax periods.

--------------------------------------------------------------------------------

9.   Lease Commitments
--   -----------------

     The Company's future minimum lease commitments for office premises as at December 31, 2002 for the following three years are as follows:

                2003            $ 108,328
                2004              108,328
                2005               72,219

     This cost is shared equally with two related companies.

--------------------------------------------------------------------------------

10.  Subsequent Events
---  -----------------

     On May 8, 2003 BRC Development Corporation repaid the amount due to the Company in full.

--------------------------------------------------------------------------------

11.  Comparative Figures
---  -------------------

     Certain of the prior year's amounts have been reclassified to conform to the current year's presentation.